  Seward & Kissel LLP
901 K Street, NW
Suite 800
Washington, DC  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

January 7, 2022

VIA EDGAR CORRESPONDENCE

Mr. Daniel Greenspan
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	North Square Investments Trust
- North Square Advisory Research All Cap Value Fund
- North Square Oak Ridge All Cap Growth Fund
- North Square Oak Ridge Small Cap Growth Fund
- North Square Oak Ridge Dividend Growth Fund
Post-Effective Amendment No. 18
File Nos. 333-226989 and 811-23373

Dear Mr. Greenspan:

We are responding on behalf of North Square Investments Trust (the “Registrant”) to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced post-effective amendment to the registration statement filed on November 12, 2021, on Form N-1A for North Square Advisory Research All Cap Value Fund, North Square Oak Ridge All Cap Growth Fund, North Square Oak Ridge Small Cap Growth Fund, and North Square Oak Ridge Dividend Growth Fund's (to be renamed North Square Advisory Research Small Cap Value Fund, North Square Advisory Research Small Cap Growth Fund, North Square Spectrum Alpha Fund, and North Square Preferred and Income Securities Fund, respectively) (each a “Fund”), each a series of the Registrant (the “Registration Statement”).  The comments were provided verbally to my colleague, Jessica Cohn, and me by telephone on January 5, 2022.

The Staff’s comments and Registrant’s responses thereto are set forth below. Changes to the Registration Statement will be reflected in a Rule 485(b) filing.

As discussed, Staff comments made with respect to one Fund that are applicable to another Fund will be addressed for each applicable Fund.

Comment 1:
Please confirm that the contractual fee waiver and/or expense reimbursement agreement for the North Square Advisory Research Small Cap Value Fund will be effective for at least one year from the effective date of the Post-Effective Amendment.

Response:
Registrant confirms that the fee waiver will continue for at least one year from the effective date of the Post-Effective Amendment. When finalized, the Registration Statement will be appropriately revised to address this comment.

Comment 2:
Under “Principal Investment Strategies” of the North Square Advisory Research Small Cap Value Fund and North Square Advisory Research Small Cap Growth Fund, the Staff notes that the disclosure states that: “The Fund considers small capitalization companies to be companies with market capitalizations typically within the ranges of the Russell 2000 Index at the time of purchase.” Please consider whether this definition of small capitalization companies can be stated more precisely.

Response:
To address the Staff’s comment, the Prospectuses will be revised to indicate that “[t]he Fund considers small capitalization companies to be companies with market capitalizations generally within the ranges of the Russell 2000 Index at the time of purchase.”

Comment 3:
Under “Principal Investment Strategies” of the North Square Advisory Research Small Cap Value Fund, please provide a more “plain English” description of the Fund’s “bottom-up” investment process to the extent practicable.

Response:
The Registrant has reviewed the referenced disclosure and believes it is sufficiently clear for investors. Importantly, the disclosure describes the actual process used by the sub-adviser in managing the Fund. In any event, Registrant believes that the term “bottom-up” is a frequently used term and that investors are familiar with the general meaning of the term.  Accordingly, the Registration Statement will not be revised in response to this comment.

Comment 4:
Please confirm supplementally if either of the North Square Advisory Research Small Cap Value Fund or North Square Advisory Research Small Cap Growth Fund anticipate being concentrated in a particular industry or sector.

Response:	The Registrant confirms that neither Fund anticipates being concentrated in a particular industry or sector.

Comment 5:	To the extent that it is reasonably foreseeable, please disclose what percentage of each Fund will need to be repositioned as a result of the changes to the Fund’s investment strategies.

Response:
It is anticipated that the majority of the securities held in each Fund will be sold to allow the new sub-adviser to reposition the Funds. The North Square Advisory Research All Cap Value Fund will involve slightly less repositioning due to the overlap with the resultant North Square Advisory Research Small Cap Value Fund.

Comment 6:
Please confirm supplementally that the North Square Advisory Research Small Cap Value Fund paid the Adviser during the fiscal year ended October 31, 2020 0.00% of the Fund’s average net assets (net of fee waiver/reimbursement), as indicated in the section “Management of the Fund -- Investment Adviser.”

Response:	The Registrant confirms that the disclosed information is correct.

Comment 7:	Please confirm that any data required to be disclosed as of the most recent fiscal year end will be updated accordingly.

Response:
Registrant confirms that the data as of the North Square Advisory Research Small Cap Value Fund’s fiscal year ended October 31, 2021 will be updated appropriately when the Registration Statement is finalized.

As further discussed with the Staff, the Post-Effective Amendment will be effective on January 11, 2022. As such, it will not be practicable to include the performance information for the calendar year ended December 31, 2021. The data in the Post-Effective Amendment will still be current on January 11, 2022 as each Fund’s registration statement is not required to be updated prior to 120 days after the close of the Fund’s fiscal year. In its normal course, the North Square Advisory Research Small Cap Value Fund makes a Rule 485(b) filing on or about February 28th of each year to update data for the most recent fiscal year and calendar year, as applicable. In their normal course, the North Square Advisory Research Small Cap Growth Fund, North Square Spectrum Alpha Fund, and North Square Preferred and Income Securities Fund makes a Rule 485(b) filing on or about September 30th of each year to update data for the most recent fiscal year and calendar year, as applicable.

Comment 8:	In the Statement of Additional Information, under “Exchange-Traded Funds (‘ETFs’) and Mutual Funds,” please revise the disclosure that indicates that each Fund is a “fund of funds,” as applicable.

Response:	The Statements of Additional Information will be revised in response to this comment.

Comment 9:
In the Summary Section for the North Square Spectrum Alpha Fund, under “Example,” please confirm that the contractual fee waiver agreement for the Fund will be effective for at least one year from the effective date of the Post-Effective Amendment.

Response:
Registrant confirms that the fee waiver will continue for at least one year from the effective date of the Post-Effective Amendment. When finalized, the Registration Statement will be appropriately revised to address this comment.

Comment 10:	Please supplementally confirm when the Registrant intends to file the information statements relating to the change in investment sub-adviser of the Funds.

Response:	The Registrant intends to file the information statements shortly following the effectiveness of the Registration Statement.

Comment 11:
Please explain supplementally why making the changes in a post-effective amendment to the registration statement of an existing Fund, as opposed to an amendment adding a new portfolio, is consistent with the text and policy of Rule 485(a) under the Securities Act. Also explain why the Registrant believes this approach does not provide an unfair competitive advantage over other registrants who may have chosen to add a new series under a Rule 485(a) amendment that becomes effective within 75 days as opposed to 60 days.

Response:
As discussed with the Staff, the changes are reflected in a post-effective amendment to the Registration Statement filed for the purpose of making material changes to an existing series in accordance with Rule 485(a)(1).  Such a filing is specifically contemplated by the express terms of Rule 485(a)(1) and is consistent with long standing, accepted industry practice.  Significantly, none of the changes for any of the Funds involved a change in fundamental investment policy.

The Registrant also notes that shareholders have been provided advance notice of the changes via supplements filed and mailed to shareholders promptly after the changes were approved by the Board. Moreover, the changes to the Registration Statement are publicly available for 60 days prior to the effectiveness. Accordingly, shareholders have had a meaningful period of time to redeem or exchange their Fund shares prior to the effective date of the changes if they do not wish to continue their investment in the Fund and, of course, have that ability at any time after effectiveness.

The Registrant does not believe that filing under Rule 485(a)(1) provides an unfair competitive advantage over other registrants because the Registrant is adhering to the rules promulgated under the Securities Act. Rule 485(a)(1) is available to every registrant and is regularly used by registrants to make material changes to registration statements for funds.

Comment 12:
Under “Principal Investment Strategies” of the North Square Spectrum Alpha Fund, the Staff notes that the disclosure states that: “In addition to investing in the underlying funds, the Fund may invest directly in any type of derivative as part of its investment strategies or for risk management purposes.”  To the extent that the Fund expects to have a particular focus on certain types of derivatives, please disclose such focus.

Response:	The referenced disclosure will be removed from the Prospectus because the use of derivatives is not a principal investment strategy of the Fund.

*          *          *

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Robert M. Kurucza
    Robert M. Kurucza

cc:          Alan E. Molotsky, Esq.
Jessica D. Cohn, Esq.